Exhibit 14.1

Corporate

Code of Conduct

And

Business Ethics

May 3, 2004

TABLE OF CONTENTS

INTRODUCTION	1

RECORDS AND REPORTING OF BUSINESS INFORMATION	1

CONFIDENTIAL BUSINESS INFORMATION	2

DEALINGS WITH THE GOVERNMENT	2

TRANSACTIONS INVOLVING SUPPLIERS AND CUSTOMERS	3

TRANSACTIONS WITH CONTRACTORS - ANTI-KICKBACK	3

COMPANY INVOLVEMENT IN THE POLITICAL PROCESS	3

CONFLICTS OF INTEREST	3

RELATED PARTY TRANSACTIONS	4

INSIDER TRADING	4

ANTITRUST	5

INTERNATIONAL TRADE: EXPORTS	6

WORKPLACE CONDUCT AND ETHICS	6

COMPLIANCE AND ENFORCEMENT	8

INTRODUCTION

The Board of Directors of BioVeris Corporation has adopted this Code of Conduct to confirm that the company is committed to conducting its affairs according to the highest legal and ethical standards. This Code of Conduct applies to all directors, officers and employees of BioVeris Corporation and each of its subsidiaries (collectively, the “Company”). All personnel are expected to familiarize themselves with this Code of Conduct and to conduct their business dealings in accordance with it.

Employees, in meeting their obligations under this Code of Conduct, have a duty to report, verbally or in writing, promptly and confidentially, any evidence of any improper practice of which they are aware, which includes any illegal, fraudulent, dishonest, negligent or unethical action arising in connection with the operations or activities of the Company.

This Code of Conduct may be changed by the Board of Directors. If this Code of Conduct is amended, the Company will endeavor to timely inform all employees.

Each employee will be required to certify on an annual basis that he or she has received, read, understands and has had an opportunity to ask questions regarding the Code of Conduct and that he or she is not aware of or has otherwise timely reported any improper practice in accordance with the procedures set forth in this Code of Conduct. The Company encourages employees to talk to supervisors and officers of the Company when in doubt about the best course of action in a particular situation. In addition, the Company has a non-retaliation policy for good faith reporting of perceived ethical or legal violations and strives to promote the highest ethical behavior in the work environment and the community.

For the benefit of all employees, each employee is encouraged if not required to contact the Code of Conduct HOTLINE which may be reached via the CodeOne link on the BioVeris intranet, or directly via the internet, at

         http://www.codeofconduct.org/code_one/guide.asp?ticker=BIOV, to report any improper practices of which he or she is aware. Any contact to the hotline is on a confidential and anonymous basis.

RECORDS AND REPORTING OF BUSINESS INFORMATION

The integrity of the Company’s records and other business information is based on the accuracy and completeness of the information supporting the Company’s books of account. The safety and integrity of the Company’s products are dependent upon the accuracy of the Company’s records and business information derived from its operations. Therefore, all employees involved in creating, processing or recording such information are responsible for its integrity.

Accurate and Fair Reporting All employees responsible for creating, processing or recording production, research and development, engineering, accounting and financial information, and other business information must ensure, to the best of their ability, that all entries, books, records and accounts of the Company accurately and fairly reflect the Company’s operations, transactions, and acquisition and disposition of assets. Direct or indirect falsification of such documents, whether by alteration, destruction, intentional omission, misstatement or otherwise, is strictly prohibited.

No False or Misleading Statements No employee shall make any statement to (i) any stockholder, director, officer or employee of the Company, (ii) any lawyer or accountant retained by the Company, or (iii) any government agency if the statement relates to the Company’s business and the employee knows or has reason to believe that such statement is false or misleading in any material respect.

Reporting Any employee who becomes aware of any actual or possible falsification or mistake in the Company’s books, records or accounts must report it promptly to his or her immediate superior, the Company’s Chief Financial Officer, or to the Company’s Chief Executive Officer or President as appropriate. Any employee who has reason to believe that a statement has been made that does not comply with the requirements of the preceding paragraph shall communicate his or her knowledge to the Company’s Chief Financial Officer or to the Chief Executive Officer or President.

CONFIDENTIAL BUSINESS INFORMATION

Disclosure of Confidential Business Information The Company’s confidential business information, technical information, trade secrets, and financial and administrative information are valuable Company assets. Protection of this information is vital to the Company’s continued growth and ability to compete. All employees are expected to fully comply with their duty and responsibility to maintain in confidence information belonging to the Company.

Industrial Espionage and Piracy The Company does not tolerate, and employees must avoid using, any form of industrial espionage, piracy of trade secrets, piracy of software or similar attempts to acquire by unlawful or unfair practices non-public information relating to the business of an existing or potential customer, competitor or supplier. This would include, by way of example, any bribe for access to confidential business information, acquiring information by unlawful entry into a premises, or use of electronic or photographic devices in a clandestine effort to acquire confidential business information.

DEALINGS WITH THE GOVERNMENT

Hiring Present and Former Government Officials Complex laws and regulations govern the employment of present and former government officials and employees. Therefore, the recruiting and hiring of present and former officials or employees of any government, including the United States Federal or state governments, can present special problems of actual or perceived conflicts of interest. The Company may have discussions with government officials and employees regarding possible employment with the Company only if the discussions are permitted under applicable governmental ethics guidelines or procedures. Employees should not engage in any discussions with government officials or employees who inquire about employment possibilities with the Company. All such inquiries from government officials and employees must be directed to the President or his designee. The Company’s general policy governing the employment of ex-government officials and employees is equally applicable to retain a current or former government official or employee as a consultant to the Company.

Prohibition Against Offering Things of Value to Government Employees The offering or providing a thing of value, no matter how innocently done, to any government official or employee with whom the Company is engaged, or seeks to become engaged, in business dealings may give the appearance that the Company is attempting to influence the independent judgment of the government agency. Accordingly, it is the policy of the Company to prohibit all employees acting within their official capacity, whether or not using corporate funds or resources, from offering or providing any thing of value to any government official or employee, except as may be permitted by law and regulation. This prohibition extends to government officials and employees of all branches, departments and agencies, civilian or military, and to their spouses, dependents and members of their households. This prohibition also extends to foreign government officials and employees.

Prohibition Against Soliciting Procurement Information Given that the Company has several government contracts, and hopes to expand its government contracts business, it is important that the integrity of the Federal procurement process be maintained. For example, acquiring information that is not generally known or disseminated to all potential bidders concerning a competitive government contract can create a presumption that one bidder has obtained an unfair competitive advantage over other bidders. All employees must guard against the receipt of any information that, by reason of its confidentiality or limited disclosure, could taint the competitive procurement process. No employee may solicit or receive from any government official or employee information pertaining to a competitive procurement in which the Company has or may have any business interest or that involves specifications, evaluations, negotiations, bids, proposals, awards or any other similar matter that is not distributed or available at the same time to all other firms having an interest in the matter.

TRANSACTIONS INVOLVING SUPPLIERS AND CUSTOMERS

The Company expects that all purchasing and other business decisions made by its employees will be based on normal commercial considerations, such as quality, cost, availability, service, reputation and other factors bearing directly on the product, service or other relationship between the Company and its suppliers and customers. The Company will neither seek nor tolerate special favors or arrangements with suppliers or customers that impair, or give the appearance of impairing, fair and unfettered commercial relationships.

Employees should not offer or give to, or solicit or accept for themselves or their spouses or dependents from, a person or firm doing business, or seeking to do business with the Company, any thing of value when its receipt might be construed to obligate the employee to return a favor or to seek to influence a business transaction in which the donor has any material interest.

TRANSACTIONS WITH CONTRACTORS — ANTI-KICKBACK

Providing a kickback, or soliciting a kickback, from an employee or official of any corporation, entity or government agency with whom the Company does business or is seeking to do business may constitute a violation of law. A “kickback” includes any money, fee, commission, or gift, which is provided to any employee or official of a company or governmental agency with whom the Company is engaged or seeks to become engaged in business dealings for the purpose of improperly obtaining or rewarding favorable treatment in connection with business dealings.

Accordingly, the Company prohibits employees from offering or providing any kickbacks to any employee of any company or government agency with which the Company does business. The Company also prohibits employees from soliciting, accepting or attempting to accept any kickback, or including the amount of any kickback in the contract price charged to any government agency.

Employees must promptly report the existence of any intended, pending or completed kickback that violates the letter or spirit of this policy.

COMPANY INVOLVEMENT IN THE POLITICAL PROCESS

Corporate contributions of money, property or services to political candidates or parties raise issues of compliance with federal, state and local election laws. Thus, except as expressly authorized by law and established Company policy, no employee acting on behalf of the Company is permitted to make or reimburse for any contribution, expenditure, or loan to, or for the use or benefit of, or in support or opposition to any political party or candidate or any political, legislative or civic issue, including lobbying activities.

CONFLICTS OF INTEREST

It is generally accepted as good business practice that persons providing management, direction or advice to a business disclose in detail any outside activities or interest that potentially may conflict or even appear to conflict with that business’s best interest. Accordingly, it is the policy of the Company to require such disclosures from its officers, directors and members of the Company’s Board of Directors.

While it is not possible to describe, or anticipate, all of the circumstances and situations that might involve or even appear to involve conflicts of interest, the following descriptions of some such activities are given for illustration and without limitation:

A.     Being connected directly or indirectly with any business (as owner, partner, officer, director, participant, licensee, consultant, shareholder or as the recipient of wages, salary, bonus, fees, commissions, or other compensation of value) that sells or otherwise provides materials, supplies, equipment, facilities or services to the Company; or that is or has current potential to be in direct or indirect competition with; or that is a customer of the Company. Shareholdings that require disclosure include any holdings of stock in any privately held competitor or potential competitor of the Company, and holdings exceeding a one percent (1%) interest in any publicly-held competitor or potential competitor of the Company.

B.     Giving or accepting gifts, entertainment or any other personal favor or preferment to or from anyone with whom the Company has or is likely to have any business dealings including an employee, prospective employee, customer, competitor, or vendor that go beyond common immaterial courtesies usually associated with accepted business practice.

C.     Disclosing directly or indirectly any confidential information acquired by him or her in the course of his or her official duties or using such information to further his or her personal interests to the Company’s disadvantage.

D.     Acquiring directly or indirectly through ownership or lease property, real estate or facilities in which the Company has an active or potential interest.

E.     Speculating or commercially dealing in the products (first quality, used, obsolete or scrap) sold by the Company or in any used property (machinery, equipment, facilities, furniture and fixtures) of the Company.

RELATED PARTY TRANSACTIONS

The Company recognizes that transactions between related parties may occur in the normal course of business. Types of transactions with related parties may be: sales, purchases, and transfers of realty and personal property; use of property and equipment by lease or otherwise; services received or furnished, for example, accounting, management and engineering services; borrowings and lendings; guarantees; and intercompany billings based on allocations of common costs. Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition.

Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis. The Company’s policy regarding related party transactions is not designed to prohibit such transactions; rather it is to allow for appropriate review, approval and reporting of material related party transactions. Review and approval of proposed related party transactions will be performed by the Company’s Board of Directors or an independent committee established the Company’s Board of Directors.

Related party transactions considered to be material and subject to review and approval will include:

o Transactions or cumulative transactions which equal or exceed $50,000 or an equivalent fair value.

o Commitments, guarantees or transactions of any value which have a time frame that exceeds three months.

Compensation arrangements, expense allowances and other similar items in the ordinary course of business are not considered material related party transactions. All material related party transactions subject to review and approval shall be recorded and disclosed under specific reporting procedures established by the Company.

INSIDER TRADING

In order to comply with federal and state securities laws governing (a) trading in Company securities while in the possession of “material nonpublic information” concerning the Company, and (b) tipping or disclosing material nonpublic information to outsiders, and in order to prevent the appearance of improper insider trading or tipping, the Company has adopted this policy for all of its directors, officers and employees, their family members, and specially designated outsiders who have access to the Company’s material nonpublic information.

The following is simply a summary of the Company’s complete Policy on Insider Trading and is qualified in its entirety by the text of the full policy. Each employee should review and be fully familiar with the policy in its entirety. Each employee may review the full policy on the Company’s intranet or can obtain a copy of the policy from the Human Resource department or from the Chief Financial Officer.

Under the Company’s policy no director, officer or key employee may trade in Company securities while possessing material nonpublic information concerning the Company. In addition, no such individual may trade in Company securities outside of the applicable “trading windows” described below, or during any special trading blackout periods designated by the Compliance Officer. All trades by directors, officers and key employees must be approved in advance by the Compliance Officer in accordance with established procedures.

No employee of the Company may “tip” or disclose material nonpublic information concerning the Company to any outside person (including family members, analysts, individual investors, and members of the investment community and news media), unless required as part of his or her regular duties for the Company and authorized in accordance with applicable corporate procedures and policies. All inquiries from outsiders regarding material nonpublic information about the Company must be forwarded to the Chief Financial Officer.

In addition, employees of the Company are prohibited from (a) trading in the securities of any other public company while possessing material nonpublic information concerning that company, (b) “tip” or disclose material nonpublic information concerning any other public company to anyone, or (c) give trading advice of any kind to anyone concerning any other public company while aware of material nonpublic information about that company.

In general, information about the Company is “material” if it would be expected to affect the investment or voting decisions of the reasonable shareholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. In simple terms, material information is any type of information which could reasonably be expected to affect the price of the Company’s securities. Please see the complete text of the Company’s Insider Trading Policy for a list of some of the types of information ordinarily considered to be “material.” Material information is “nonpublic” if it has not been widely disseminated to the public through a filing with the SEC or through major newswire services, national news services and financial news services.

Please remember, the consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to pay civil and criminal penalties, which can be severe, and serve a jail term of up to twenty (20) years. The Company may also be required to pay civil or criminal penalties.

ANTITRUST

Antitrust laws are designed to preserve and foster fair and honest competition and the language of these laws is deliberately broad, prohibiting such activities as unfair methods of competition and agreements in restraint of trade. Such language gives enforcement agencies the right to examine many different business activities to judge their effect on competition. The penalties for antitrust violations can be severe and may include imprisonment, large monetary fines, payment of triple damages and injunctions or consent decrees.

Relations with Competitors. The Company prohibits any agreement or understanding, expressed or implied, written or oral, that unreasonably restricts competition or interferes with the ability of the free market system to function properly. Communications with competitors should be avoided unless they concern a true customer-supplier relationship, other legitimate business ventures or permitted trade association activities. Employees may not engage in any communications with competitors that could result, or even appear to result in price-fixing, bid-rigging, allocation of customers or markets or boycotts.

Relations with Customers and Suppliers. Antitrust laws have limitations and prohibitions governing mechanisms for pricing and selling of products to customers directly and through distribution arrangements. In addition certain antitrust laws regulate or prohibit tie-in arrangements and reciprocal dealing circumstances. Tie-in sales occur when a customer must purchase one product or service to be able to purchase another product or service. Reciprocal sales can be described as “you buy from me because I buy from you.” Accordingly, no employee is permitted to alter or amend the Company’s established product sales and pricing policies without prior authorization from the Chief Executive Officer, the Chief Operating Officer or the Chief Financial Officer.

INTERNATIONAL TRADE: EXPORTS

The Company is subject to United States laws and regulations, which, among other things, place restrictions on all transfers of commodities and technical data through export. The penalties for violations of these requirements are severe and may include large monetary fines, criminal prosecution and the future prohibition of all exports. It is the Company’s policy to ensure that sales are made in conformance with all U.S. export regulations.

Transactions Subject to U.S. Export Control Requirements Certain transactions are subject to U.S. export control laws and regulations, and such transactions must be reported to and reviewed in advance before being concluded. These include: exports from the U.S. and any agreement related to those exports of certain commodities or technical data and all exports to certain destinations, including Balkans, Burma, Cuba, Iran, Iraq, Liberia, Libya; North Korea; Sierra Leone, Syria, Sudan, UNITA (Angola), and Yugoslavia. Other countries may become regulated destinations by the United States government.

The term “export” includes any transaction in which the Company controls the transfer of commodities or technical data across a national boundary. Thus exports may accordingly take place in the course of either purchase or sale transactions. Exports may also include oral or written transfers of technical information to foreign individuals regardless of the location of the transfer.

High Risks Transactions That Must Be Reported Immediately Any employee that learns of any of the following should immediately notify the Chief Executive Officer or the Chief Operating Officer. There is a risk that these transactions are prohibited or subject to specific export control approvals.

A.     An export or transfer of goods or technical data to a company or individual located in or controlled by any of the regulated destinations listed above;

B.     An export or transfer of goods or technical data that is specifically designed or modified for police or military use or an export or transfer of civilian products to a police or military end-user;

C.     An export or transfer of goods or technical data for an end-use related to nuclear applications, guided missiles, or chemical or biological weapons;

D.     An indication that another party intends to utilize the goods or technical data in a prohibited manner (such as those described above); and

E.     Any indication that an export has been or might be diverted to an unauthorized destination.

WORKPLACE CONDUCT AND ETHICS

Harassment The Company expressly prohibits any form of sexual, racial, ethnic or other forms of harassment at the work-place, including acts of non-employees. Harassment on the basis of race, color, gender, religion, ancestry, national origin, age, disability, or any other protected group status is also prohibited. The Company is committed to maintaining a work environment free of discrimination, and it will not tolerate any form of harassment or unlawful discrimination against its employees by anyone, including supervisors or other employees.

If any employee believes that he or she has experienced or witnessed any harassment, the employee is to notify his or her supervisor, department head or Human Resources, who will take steps to ensure that the report is properly investigated. There will be no retaliation against anyone for reporting harassment or for cooperating with an investigation of a harassment complaint.

Health and Safety The health and safety of employees and others on Company property are of the utmost concern. It is therefore the policy of the Company to strive constantly for the highest possible level of safety in all activities and operations, and to carry out our commitment of compliance with all health and safety laws applicable to our business by enlisting the help of all employees to ensure that public and work areas are free of hazardous conditions. Each employee is expected to be conscientious about work place safety, including proper work methods, reporting potential hazards and abating known hazards. Safety equipment such as protective eye glasses and safety shoes, as well as other special precautions are required for certain employees. Unsafe work conditions in any area are required to be reported immediately to a supervisor and the Safety Department. The Company safety policies and practices will be strictly enforced for the benefit of all.

Environmental Policy The Company is committed to protecting and enhancing the environment and to updating its practices in light of advances in technology and new understandings in health and environmental science. Prevention of pollution and enhancement of the environment are the fundamental premises of the Company’s business. Accordingly, all employees must conduct themselves in a manner designed to comply with all applicable environmental, health or safety laws and to employ appropriate technologies and operating procedures and be prepared for emergencies. Employees should report any condition that creates a danger to the environment or poses health or safety hazards.

Guidelines for Public Disclosure Timely and accurate disclosure of material corporate information affecting investment decisions is a principal purpose of the Federal securities laws, as well as the policy of Nasdaq, the exchange on which the Company’s Common Stock is listed for trading. While the Company adheres to an “open door” policy in its relations with the investment community, the Company has adopted a policy under which only the Chief Executive Officer or the Chief Financial Officer is authorized to review and clear Company press releases and public statements. Therefore, no employee should disclose any of the Company’s material non-public information. All such disclosures will be made by a general press release or equivalent public statement approved by the Company’s Chief Executive Officer (see the Company’s policy on Insider Trading for a more detailed discussion of what constitutes material information.

Document Retention Policy The Company has established a well-defined document retention policy and schedule for identifying and maintaining business records for an appropriate time, and discarding Company records once a predetermined retention period has been fulfilled. It is the responsibility of each employee to abide by the retention and destruction schedules identified in the Policy. Please refer to the complete text of the Policy available on the Company’s intranet or from the Human Resources department.

Employees must remember that any business record that is part of a government proceeding, pending litigation, or discovery request shall not be destroyed even if the normal retention period has expired until the litigation or investigation has been resolved and legal counsel has authorized its destruction. Each employee should be aware that wrongful destruction of Company documents may be a violation of law and could lead to civil or criminal sanctions including fines and incarceration.

Email and Internet Use Generally, the e-mail and internet systems should be used for official Company business. Incidental and occasional personal use of e-mail is permitted by the Company. The Company reserves the right to access and disclose, as necessary, an employee’s use of these systems. Employees should exercise good judgment regarding the reasonableness of personal use. In that regard, employees should not use these systems for such purposes as soliciting or proselytizing for commercial ventures or other similar, non-job-related solicitations. Employees may not send unsolicited bulk e-mail. Employees may not send e-mail with a return address other than his or her own or e-mail to someone who has asked to specifically stop sending them e-mail.

Employees may not use the Company’s e-mail or internet system in any way that may be seen as insulting, disruptive, or offensive by other persons, or harmful to morale. Examples include posting or sending sexually-explicit, racist, sexist, threatening, obscene, harassing, or otherwise objectionable visual, textual, or auditory material or any unwelcome propositions, ethnic or racial slurs, or any other message that can be construed to be harassment or disparagement of others based on their sex, race, sexual orientation, age, national origin, or religious or political beliefs.

In addition, employees are prohibited from using the Company’s email and internet systems to further personal monetary interest, or to receive or distribute any copyrighted or proprietary materials in violation of laws governing intellectual property or Company policy.

COMPLIANCE AND ENFORCEMENT

The Chief Financial Offer has the responsibility to monitor compliance with all applicable portions of this Code of Conduct to ensure that the Company performs in strict accordance with the letter and spirit of the law and maintains the highest standards of business integrity. Finally, the Chief Financial Officer is available in the event that issues of interpretation arise, or in the event that employees wish to report violations of this Code of Conduct.

Enforcement Any employee who inadvertently violates or having knowledge of a violation of this Code of Conduct shall immediately report that fact to his or her supervisor, if any, and to the Chief Financial Officer. Failure to comply with the standards contained in this Code of Conduct will result in disciplinary action up to and including termination. Any employee charged with a violation of this Code of Conduct will be afforded an opportunity to explain his or her actions before disciplinary action is taken. Disciplinary action will be taken against:

A.     Employees who authorize or participate directly in actions that are a violation of this Code of Conduct;

B.     Any employee who had deliberately failed to report a violation or deliberately withheld relevant and material information concerning a violation of this Code of Conduct;

C.     The violator’s supervisor(s), to the extent that the circumstances of the violation reflect inadequate supervision or a lack of diligence; and

D.     Any supervisor who attempts to retaliate, directly or indirectly, or encourages others to do so, against any employee who reports a violation of this Code of Conduct.

Reminder The Company encourages employees to talk to supervisors, or other appropriate personnel when in doubt about the best course of action. In addition, the Company has a non-retaliation policy for good faith reporting of violations and strives to promote the highest ethical behavior in the work environment and the community. Employees should also contact the Code of Conduct HOTLINE which may be reached via the CodeOne link on the BioVeris intranet, or directly via the internet, at  http://www.codeofconduct.org/code_one/guide.asp?ticker=BIOV, to report improper practices of which they are aware. All contacts are confidential and anonymous and will be communicated to the Company’s Board of Directors or its Audit Committee.

Certifications Each employee will be required to certify on an annual basis that he or she has received, read, has had an opportunity to ask questions and understands the Code of Conduct and that he or she is not aware of or has otherwise timely reported any improper practice in accordance with the procedures set forth in this Code of Conduct. The form of that certificate is set forth below.

Form of Certificate of Compliance

Corporate Code of Conduct and Business Ethics

Annual Certificate of Compliance

The undersigned hereby certifies to BioVeris Corporation each of the following as of the date set forth below:

1. I have received a copy of the BioVeris Corporate Code of Conduct and Business Ethics (“Code”) and each of the individual policies which comprise the Code.

2. I understand that I am responsible for reading and familiarizing myself with the Code in its entirely.

3. I have had an opportunity to ask questions regarding the Code.

4. I understand that I am required to comply with each of the policies and reporting requirements which comprise the Code and agree to do so.

    5.        I have fully complied with the policies set forth in the Code during the prior calendar year (if I was employed during that period), including my obligation to promptly report any events that are required to be reported thereunder.

6. In the future, I will promptly notify the Company of any known or apparent violations of the Code in accordance with the notification procedures set forth therein.

7. I understand that a violation of any of the policies which comprise the Code or untruthfully submitting this certification may result in disciplinary action up to and including termination.

                               Employee Name ______________________

                              Employee Signature_________________________

                               Date________________________